Exhibit 99.1

Nova Advises of Trading Halt and Shareholder Information About the U.S. Redomicile

Anchorage Alaska, June 5, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to provide shareholders with an update on its redomiciliation to the United States and answers to key questions regarding the transition.

Following orders issued by the Supreme Court of New South Wales and the schemes of arrangement becoming effective on 3 June 2026, the Company has suspended trading of its ordinary shares on the ASX and OTC markets, as well as its ADSs and listed warrants on Nasdaq.

Why is Nova Minerals currently in a trading halt and when will trading resume?

The trading suspension has been implemented to allow the Company sufficient time to complete the various steps required under the schemes and finalize its redomiciliation to the United States. The redomiciliation process is expected to be completed on or around 16 June 2026, following which trading of Nova Minerals Corp’s ASX-listed CHESS Depositary Interests (CDIs) under the ticker code “NVA”, and its NYSE American-listed common stock and listed warrants under the ticker codes “NVA” and “NVAWW”, respectively, is expected to resume shortly thereafter.

What does the implementation of the schemes mean for my Nova Minerals holdings?

Following implementation of the schemes, all securityholders (other than Ineligible Foreign Shareholders and non-electing Small Parcel Holders as defined in the scheme booklet), registered as at the record date of 9 June 2026 will retain the same proportional ownership interest; however, their holdings will be exchanged for securities in the newly established U.S.-domiciled parent company, Nova Minerals Corp.

ASX Share Holders

Shareholders who held Nova Minerals shares listed on the ASX will have their shares exchanged on a one-for-one basis for ASX-listed CHESS Depositary Interests (CDIs) in Nova Minerals Corp. These CDIs carry equivalent voting rights and will continue to trade on the ASX under the existing ticker code “NVA”.

CDI holders may elect to convert their holdings into NYSE-listed common stock of Nova Minerals Corp on the basis of one common share for every 12 CDIs held by contacting Computershare Australia and completing the required conversion process.

OTC Share Holders

Shareholders who held Nova Minerals shares on the OTC market will have their holdings exchanged on a one-for-twelve basis for NYSE American-listed common stock of Nova Minerals Corp, with any fractional entitlements rounded up to the nearest whole share. The common stock will trade on the NYSE American under the ticker code “NVA”.

Nasdaq ADS Holders

Holders of Nova Minerals ADSs listed on Nasdaq will have their ADSs exchanged on a one-for-one basis for NYSE American-listed common stock of Nova Minerals Corp. The common stock will trade on the NYSE American under the ticker code “NVA”.

Nasdaq Listed Warrant Holders

Holders of Nova Minerals listed warrants on Nasdaq will have their warrants exchanged on a one-for-three basis for NYSE American-listed warrants of Nova Minerals Corp. These warrants will continue to provide equivalent economic rights and will trade on the NYSE American under the ticker code “NVAWW”.

Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders

Shareholders who held ASX-listed shares with a value of less than A$500 and did not elect to opt out of the sale facility, together with Ineligible Foreign ASX Shareholders whose registered address is in a jurisdiction other than Australia, Belgium, Israel, New Zealand, Panama, the United Kingdom or the United States, will not receive CDIs in Nova Minerals Corp.

Instead, the CDIs to which they would otherwise have been entitled will be sold on-market by a sale agent within 90 business days of the Implementation Date. The net proceeds from those sales, after deduction of any applicable taxes, will be distributed to eligible holders on a pro rata basis.

Nova Minerals US Contact Details

As a U.S.-domiciled company, Nova Minerals Corp has established a corporate office in the United States to support its growing U.S. shareholder base and corporate operations.

Address:	Nova Minerals Corp

Suite 300E, 6312 South Fiddlers Green Circle

Green Wood Village

Colorado 80111

USA

Phone:	(720) 550 4223

New Website Address

As part of the Company’s redomiciliation to the United States, Nova Minerals Corp will adopt a new corporate website address, www.novamineralscorp.com, which is expected to go live in the coming weeks.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au and soon to be www.novamineralscorp.com/

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196